August 2019 NASDAQ/TASE: NNDM www.nano - di.com

2 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Forward Looking Statements This presentation of Nano Dimension Ltd . (the “ Company ” ) contains “ forward - looking statements ” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “ expects, ” “ anticipates, ” “ intends, ” “ plans, ” “ believes, ” “ seeks, ” “ estimates ” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discuss the potential of it ’ s products, target markets, strategic growth plan, the size of it ’ s addressable market, market growth, and expected recurring revenue growth . Forward - looking statements are not historical facts, and are based upon management ’ s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management ’ s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company ’ s reports filed from time to time with the Securities and Exchange Commission ( “ SEC ” ), including, but not limited to, the risks detailed in the Company ’ s annual report for the year ended December 31 , 2018 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

3 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. 3 NASDAQ / TASE : NNDM Nano Dimension is the world ’ s leading additive electronics provider, targeting the growing demand for sophisticated electronic devices that rely on sensors, antennas and PCBs Our additive manufacturing solutions are mission critical and economical for our customers www.nano - di.com | © 2019 Nano Dimension. All rights reserved.

4 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Company Timeline 2014 - 2016 2017 2018 2019 2016 : Listed on Nasdaq 2016 - 2017 : Early access trials with Fortune 500 companies 2018 revenues: $ 5.1 m Built global sales and operations infrastructure 2014 : Listed on TASE 2014 - 2016 : R&D 2017 - 2018 : COMMERCIALIZATION First revenues from sales: Q 4 2017 • Opened U.S. and Asia Pacific HQ and demo centers • Recruited 20 value - added resellers world - wide H 1 2019 revenues: $ 2.85 m 43 systems sold worldwide to date 2019 : GROWTH • Developed product, materials & software • Established manufacturing • Built organization • Introduced disruptive new technologies and applications • Entered the Japanese market • Repeat customers

Introducing the DragonFly LDM™ System

The world's first 3D printed electronics system with lights-out digital manufacturing technology

- ✓ New, proprietary, state-of-the-art technology
- ✓ Enables 24/7 low-volume manufacturing of 3D printed electronics
- ✓ Long uninterrupted printing for increased uptime and improved yield
- ✓ Simpler and faster operation for minimal maintenance
- ✓ New automatic printhead self-cleaning system
- ✓ 40%+ higher printing time than the previous system


DragonFly
30+
PATENT
APPLICATIONS
Award-winning product

NANODIMENSION
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The Next Generation in Additive Manufacturing

First tested by HENSOLDT, global defense & security pioneer:
The DragonFly LDM™ Lights-Out Digital Manufacturing system is the industry's only comprehensive additive manufacturing platform for round-the-clock 3D printing of electronic circuitry

HENSOLDT
Detect and Protect.

The DragonFly LDM supports 3D printed multilayer PCBs, capacitors, coils, sensors, antennas and more

"The DragonFly LDM is a necessary evolutionary setup up from the DragonFly Pro, enabling low-volume manufacturing of electronic circuits fast and easy to do in-house, with minimal operator time. It will be a great addition for Hensoldt, enabling us to develop innovative applications faster and with far better machine availability and lower maintenance than ever before".

Andreas Salomon, responsible project leader, 3D printed electronics, HENSOLDT



NANODIMENSION

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Compelling Value Proposition

TIME

Reduces development cycles times. Enables on-site prototyping in a matter of hours instead of weeks, even for complex designs.

COST

Eliminates need for large order minimums. Enables ability to discover design errors in early development stage with agile rapid prototyping.

COMPLEX GEOMETRIES

Enables increased design capabilities & manufacturability of components. Added agility enables designing, testing and iterating in real time, on site.

COMPONENT CONSOLIDATION

Multi-material additive manufacturing enables functional, compact, denser, non-planar electronics parts.

CONFIDENTIALITY

Enables retention of sensitive IP in-house during development. Eliminates concerns and costs related to IP infringement.

ENVIRONMENTAL

Limits environmental impact through optimized design, size, weight. Reduces waste with additive manufacturing capabilities.

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H1 2019 Business Highlights

The company sold 13 DragonFly systems, five systems of which were sold in the second quarter of 2019. This brings the system sales to 43 systems in total worldwide to date

Entered Japanese market with sale to one of Japan's largest PCB manufacturers

Introduces several new applications:

- World's first side mounting technology for additively manufactured PCBs
- Ball grid arrays (BGAs) and other surface mount technology (SMT) components used for integrated circuits
- First fully functional, 3D printed communication device, at a faster speed than has ever been achieved to date with traditionally made devices

EXECUTION!

- Well positioned in the market and embraced by leading industries: Defense, Manufacturing, Electronics
- Decisive value proposition bolstered by expanding use cases
- Expanding productivity and reach of our reseller networks
- Strengthen IP portfolio


CMK



NANODIMENSION
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9 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Unique and First of its Kind Applications for Prototyping • Tens of layers in a 3 mm PCB • Plug - in mini boards • BGA component 3 D support

10 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Cutting - Edge Applications Packaging: Vertically Integrated ICs Printed Capacitors Printed RF antennas: 1 Gz – 6 Ghz Sensors: touch, torque, strain gauge BGA component 3 D support Unique Additive Manufacturing Capabilities for High - end Production: Breakthrough innovations enable applications never printed before

11 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. IoT Devices: Battery Holder with RF antenna Additive production 8 mm diameter PROOF OF CONCEPT DESIGN PRODUCTION POTENTIAL: 500 pieces overnight!

12 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Harris Corporation: RF Amplifier to Space “ Results showed similar RF performance between the 3 D printed version and the baseline amplifier, clearly demonstrating the viability of 3 D printed electronics for RF circuitry. ” - Dr. Arthur Paolella , Senior scientist, Space & Intelligence Systems, Harris Corporation Joint project for space systems communication satellites: 3 D Printed RF antenna designed to operate at 5.2 GHz and an RF amplifier with operation up to 6 GHz. * https://www.harris.com/impact/ 2018 / 11 /harris - to - test - 3 - d - printed - rf - systems - in - space Received a 2 nd grant approval from the Israel Innovation Authority, in cooperation with Harris Corporation, for developing hardware that will fly on the International Space Station (ISS) and communicate with Harris ’ ground - based satellite tracking station.

13 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. High precision inkjet technology Multi - material 3 D printing Combining conductive nano - silver & dielectric polymers First additive manufacturing for functional 3 D electronics + = Breaking Electronic Design Time and Cost Barriers

14 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Scalable Technology and Manufacturing Platform In - house DragonFly system manufacturing In - house nano ink manufacturing - Capacity to meet future demand Top quality certified ISO 14001 and OHSAS 18001

15 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. NASDAQ / TASE NNDM ADS ratio: 1:5 Revenues 2017 : $ 0.8 M 2018 : $ 5.1 M H 1 2019 : $ 2.85 M Shares outstanding 178.5 M ( 35.7 M ADS) * Average quarterly revenue growth ~ 139 % Financial Data * As of August 12 , 2019 Year - Over - Year Growth H 1 2018 H 1 2019 $ 1,723 k $ 2,850 k 0 500,000 1,000,000 1,500,000 2,000,000 2,500,000 3,000,000

16 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. H 1 2019 Vs. 2018 Sales Breakdown - per Industry Tech/PCB 31 % Reseller s 23 % Research/Univ. 23 % Defense 23 % H 1 2019 Defense 30 % Health 6 % Tech/PCB 7 % Research/Univ. 17 % Resellers 40% 2018 H 1 2019 presented a positive sales trend to commercial end - customers: 77 % sales to end - customers (vs. 23 % to resellers), compared with 60 % sales to end - customers in 2018 . In number of systems

17 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. H 1 2019 Vs. 2018 Sales Breakdown - per Region APAC 15 % US 39 % EMEA 46 % H 1 2019 US 53 % APAC 27 % EMEA 20% 2018 30 systems in 2018 13 systems in H 1 2019

18 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Worldwide Reach and Expansion Distributors Customers Headquarters Footprint As of August 2019

19 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Experienced Leadership Team Amit Dror CEO and Co - Founder Yael Sandler CFO Jaim Nulman CTO Sela Chen VP Customer Care Gilad Reshef VP Sales Avi Reichental Chairman of the Board Dan Abraham VP Operations

20 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. First Mover Advantage and Timing Analysts predict 3 D printed electronics will be the next high - growth application for product innovation: 2017 3 D printed electronics market size is estimated at $ 176 million, expected to reach $ 592 million in 2021 and up to $ 2.4 billion by 2025 * * Source: DataM Intelligence, 2018 0 500 1000 1500 2000 2500 3000 2017 2021 2025 3 D Printed Electronics Market: Growth Forecast* (USD Millions)

21 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. 2017 2019 2021 2023 2025 75 51 36 27 “ All revolutions are disruptive, and Industry 4.0 is no exception. It poses risks, but offers tremendous opportunity: for new products and services, better ways to serve customers, new types of jobs, and wholly new business models. ” Industry 4.0 : Are you ready? Deloitte Review, issue 22 Growth Catalyst: IoT and Industry 4.0 Billions of new connected devices every year! IoT connected devices (billions) * * Source: statista.com Doubles every 5 years

22 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Open - Ended Revenue Growth Potential INDUSTRY VERTICALS • Defense • IoT • Consumer electronics • Automotive • Aerospace • Telecom • Medical devices • Industrial RESEARCH INSTITUTES • Academic institutions and universities • Research & innovation centers ADDITIVE SERVICES • Additive service bureaus • PCB service bureaus • In - house print services

23 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Proven Recurring Revenue Model That Scales Razor and blades model: As the installed base of systems grows, the portion of recurring revenues from consumables increases Consumable revenues Printer revenues Timeline

24 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Strategic Growth Plan Horizon 2 Growth by monetizing commercially available products for additive electronics design Horizon 1 Deliver higher grade production - Additive electronics systems and more materials with new applications Current State Deliver hybridized capabilities that combine mechanical functionality within electrified geometries www.nano - di.com | © 2019 Nano Dimension. All rights reserved.

25 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Key Highlights Growth company with significant technology and first mover advantage Successfully transitioned from an R&D company to commercial sales Rapidly increasing customer ’ s base and established global presence www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Recognized by industry leaders, won prestigious awards and national grants Continuing innovation developments and constantly introducing revolutionary solutions

26 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Nano Dimension® Copyright © 20 ϭ 9 Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed August 2019 DragonFly ™ Follow us: @nanodimensiontech @ 3 Dpcb www.nano - di.com NASDAQ: NNDM THANK YOU